UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 15, 2025, Mint Incorporation Limited (NASDAQ: MIMI) (the “Company”) announced the launch of its wholly owned subsidiary, Axonex Intelligence Limited, a company incorporated with limited liability in Hong Kong, expanding into smart facility management with robotics, IoT, and AI solutions to enhance property operations and user experiences. Attached as Exhibit 99.1 is the registrant’s press release of September 15, 2025 entitled, “MINT Incorporation Limited Announces the Launch of New Subsidiary, Axonex Intelligence Limited, Expanding into Smart Facility Management Solutions.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: September 15, 2025	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – MINT Incorporation Limited Announces the Launch of New Subsidiary, Axonex Intelligence Limited, Expanding into Smart Facility Management Solutions, dated September 15, 2025

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